FORM 5

[X] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[   ] Form 3 Holdings Reported

[   ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

         Filed  pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*
Fred J. Kupel 3735 SE Ogden St. Portland, OR 97202

2.	Issuer Name and Ticker or Trading Symbol
The Encore Group, Inc. (“EGRP”)

3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4.	Statement for Month/Year
December 9, 2002

5.	If Amendment, Date of Original (Month/Year)

6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
/ / Director / / Officer (give title below) / / 10% Owner /X/ Other (specify below)

N/A

7.	Individual or Joint/Group Filing (Check Applicable Line)
/X/ Form filed by One Reporting Person / / Form filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (continued)

         Table 1 — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)
N/A

2.	Transaction Date(s) (Month/Day/Year)
N/A

3.	Transaction Code (Instr. 8)
N/A

4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
N/A

5.	Amount of Securities Beneficially Owned at End of Issuer’s Fiscal Year (Instr. 3 and 4)
N/A

6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
N/A

7.	Nature of Indirect Beneficial Ownership (Instr. 4)
N/A

FORM 5 (continued)

         Table  II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)
N/A

2.	Conversion or Exercise Price of Derivative Security
N/A

3.	Transaction Date (Month/Day/Year)
N/A

4.	Transaction Code (Instr. 8)
N/A

5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
N/A

6.	Date Exercisable and Expiration Date (Month/Day/Year)
N/A

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)
N/A

8.	Price of Derivative Security (Instr. 5)
N/A

9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
N/A

10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
N/A

11.	Nature of Indirect Beneficial Ownership (Instr. 4)
N/A

Explanation of Responses:
Company Defunct; Company not a filer.

/s/ FRED J. KUPEL	12/09/2002
** Signature of Reporting Person	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.